UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)*

CORELOGIC, INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PAR VALUE
(Title and Class of Securities)

21871D103
(CUSIP number)

Highfields Capital Management LP
Attention: Joseph F. Mazzella
John Hancock Tower
200 Clarendon Street, 59th Floor
Boston, MA 02116
(617) 850-7500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [X] .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Associates LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathon S. Jacobson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,149,719
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 8,149,719
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,149,719
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 773,762
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 773,762
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 773,762
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital II LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,732,029
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 1,732,029
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,732,029
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Highfields Capital III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [X]
3	SEC use only
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,643,928
	8	SHARED VOTING POWER --0--
	9	SOLE DISPOSITIVE POWER 5,643,928
	10	SHARED DISPOSITIVE POWER --0--
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,643,928
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) amends the Statement on Schedule 13D filed on January 17, 2008, as amended by Amendment No. 1 to Schedule 13D filed on April 14, 2008, as further amended by Amendment No. 2 to Schedule 13D filed on January 11, 2010, as further amended by Amendment No. 3 to Schedule 13D filed on September 9, 2010, as further amended by Amendment No. 4 to Schedule 13D filed on January 10, 2011 and as further amended by Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed on August 30, 2011, by the Reporting Persons (as so amended, the “Schedule 13D”), with respect to the shares of common stock, par value $0.00001 per share, of CoreLogic, Inc., a Delaware corporation (“Corelogic” or the “Issuer”). This Amendment No. 6 is being filed to supplement the Items 4 and 7. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented by adding the following text to the information previously set forth in Amendment No. 5 to this Schedule 13D.

On March 5, 2012, the Reporting Persons sent a letter to the Chairman of the Board of the Issuer requesting that the Board of Directors add new independent directors to the Board. A copy of such letter, including a copy of a July 2011 letter attached thereto, is provided herein as Exhibit B and incorporated herein by reference.

Also, on February 28, 2012, the Reporting Persons issued a press release, a copy of which is attached hereto as Exhibit C and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The information set forth in Item 7 of the Schedule 13D is hereby amended as follows:

Exhibit A	Joint Filing Agreement
Exhibit B	March 5, 2012, Letter to Chairman of the Board, including July 2011 Letter Attachment
Exhibit C	Press Release of February 28, 2012

SIGNATURES

     After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

March 5, 2012
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

* by power of attorney

HIGHFIELDS CAPITAL I LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates, LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of the date hereof.

March 5, 2012
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella

Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella*
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

* by power of attorney

HIGHFIELDS CAPITAL I LP

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL II LP

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

Exhibit B

March 5, 2012

Mr. D. Van Skilling
Chairman of the Board
CoreLogic, Inc.
4 First American Way
Santa Ana, CA 92707-5913

Dear Van:

We are writing to follow up on your announcement further extending the deadline for director nominations to March 19, 2012. We hope this step signals the Board’s readiness to create an independent Board majority with the collective professional skills and experience necessary to steward an information company which derives its revenues from the financial services sector. Neither the Company nor its stakeholders will be properly served by a Board that continues to be dominated by hand-picked legacy directors without these skills, or by cosmetic changes of the sort begrudgingly made in the past.

A year ago, we privately urged you to address the conflicts and potential anti-trust violations inherent in Parker Kennedy’s service as Executive Chairman of both CoreLogic and First American Corporation. Reluctantly and belatedly, Mr. Kennedy stepped down from CoreLogic, but unfortunately for shareholders, not before you and the Board exacted a price for his doing so—the simultaneous departure of two independent directors not chosen by you or Mr. Kennedy.

At that time you committed to take meaningful steps to add new, independent directors. Specifically, you committed that the Board would consider the candidate that we offered (one with no affiliation with Highfields) and reach out to other shareholders for candidates. In the following months you did neither, and I refer you again to our attached July 25, 2011 letter for why that failure is unacceptable.

You state that the Board will closely monitor management’s progress on the latest operating plan and hold management accountable, but this same Board has made that promise before, and left it unfulfilled. It follows then that we firmly believe that to effectively meet this obligation going forward, the Board requires new skills, perspectives and emphasis on accountability that can only come from a substantial change in its composition.

We ask that you recognize this and promptly work with us and other shareholders to name new shareholder-supported directors that will be an asset to the Company’s future operations. Doing so will not only help restore shareholder confidence, but will give management its best chance to succeed by giving it access to Directors with deep operating, financial and industry experience. We know several high quality candidates who fit that bill, and we expect that other shareholders do as well.

We hope you take our input seriously and we are available to discuss it. At the same time, we caution that empty gestures that perpetuate the status quo, such as expanding the Board and replacing incumbents with different but equally flawed directors, will be another lost opportunity, or worse.

Sincerely,

Jonathon S. Jacobson	Farhad A. Nanji
Chief Executive Officer	Managing Director

cc: Board of Directors

July 25, 2011

Mr. D. Van Skilling
Director
CoreLogic, Inc.
119 Netas Court
Palm Desert, CA 92260

Dear Van,

I’ve read the Company’s recent announcement of a new director and I hardly know what to say. Perhaps “there you go again” says it best. Despite our many conversations about how new Board members would be selected, again we see only disregard for shareholder input and a continued entrenchment of control by legacy directors.

Let me be clear: this is not about Mr. Folino, either personally or with respect to his professional background. We do not know him and only time and his performance will prove out whether he will be a good and truly independent director. The issue here is you and the Board again failing to deliver on your promise, and obligation, to engage in a broad and legitimate search for the best available directors.

Nearly six months ago we raised with you two critical governance issues: first, that Parker Kennedy’s continued Executive Chairmanship was both inappropriate and likely illegal, and second, that the Board needed greater independence and new perspectives. You and the Board may have disagreed with the first, but you claimed to agree with the second.

I explained in detail why it was important to eliminate Mr. Kennedy’s longstanding domination of the Board, its make-up and its agenda. I pointed out that Mr. Kennedy’s dual role as an executive of both First American and CoreLogic not only presented numerous and irresolvable conflicts but also put the Company in legal peril under Federal anti-trust law. Simply put, Mr. Kennedy’s insistence on retaining control put the Company in an untenable position and it was time for the Board to recognize and address it.

As I told you then, we had no desire to publicly embarrass Park or the Board and were content to have him not stand for re-election and retire gracefully for the good of the Company.

It was more than disappointing that Park and the Board did not see fit to pursue that simple and necessary step. Instead, Mr. Kennedy’s departure was accompanied by an unnecessary weakening of the Board’s quality and independence: the departure of two outside directors recognized to be among the most knowledgeable and effective members of the Board.

We were assured that you would address this void by casting a wide net for similarly experienced, sophisticated and independent-minded directors. We proposed just such a person and encouraged you to reach out to other shareholders for additional director candidates. I was clear about our concern that the selection of new directors would again be a sham process destined to settle on hand-picked candidates -- an approach we’ve seen the Board follow in the past. I was assured this would not be the case and that an exhaustive and professional search would be undertaken for new directors with no ties to Mr. Kennedy or his legacy Board members.

How to explain your recent announcement other than to conclude that the Board continues to pay only lip service to standards of good corporate governance.

To our knowledge you did not so much as contact our proposed candidate, nor did you invite us to suggest any others. We are not aware of any attempt by you to solicit recommendations from other significant shareholders, or if you did, any steps to act on those recommendations.

Instead, the supposed expansive search has landed on a candidate that appears to have been selected by the same closed process that Park Kennedy employed to fill the Board with friends and relationships for twenty years. Even a cursory review shows that your newest director serves with Mr. Kennedy on the Boards of no fewer than four organizations and he does not have the financial, mortgage industry or information services experience that was held out as a critical qualification for a new director.

Again, I’m not suggesting that Mr. Folino’s operating experience won’t be valuable to the Company or that he will not be an effective director. (As I said, we don’t know and we would like the opportunity to speak with him, get his views and share some of ours directly with him.) Instead, our issue is with your continued insular approach to Board composition; perpetuating the status quo viewpoint, stifling dissent and avoiding alternative perspectives whenever possible.

No doubt you will protest this characterization, and I would expect nothing less. However, a protest is hollow without facts to support it. So let me leave you with an opportunity to provide those facts by answering some basic questions:

  Why did the Board determine not to pursue the highly qualified finance professional we suggested months ago?
  Was that person interviewed, or even contacted?
  What search or advisory firm did the Board use to identify director candidates?
  Did Mr. Folino’s name result from that search? Or was he introduced another way?
  What other candidates did the search firm suggest? Are any still under consideration?
  What other shareholders did you contact for recommendations? What consideration did their candidates receive?
  What was the profile of the other candidates considered by the Nominating Committee before they determined Mr. Folino to be the best choice?
  Who was the next preferred candidate? Is he or she still under consideration?

You may respond that we are not entitled to answers, and I respectfully disagree. You asked for our patience and the time necessary to convince us that going forward the Board would improve its governance procedures and act as true stewards of the Company. My questions go to the very heart of whether you and the Board delivered on that promise, and your duty, to legitimately search for directors who would be qualified and independent thinkers.

I regret that once again we find ourselves at odds. Perhaps the answers to the above questions will surprise and enlighten us, but as things stand, we can only conclude that the Company’s Board has still not moved past the entrenching posture that has been its hallmark for many years.

Sincerely,

/s/ Joseph F. Mazzella
Joseph F. Mazzella
Managing Director and General Counsel

cc: Board of Directors

Exhibit C

HIGHFIELDS CAPITAL COMMENTS ON END OF CORELOGIC’S STRATEGIC REVIEW

--Change in Leadership and Governance Required to Attain Value--

Boston, Massachusetts, February 28, 2012 – Highfields Capital Management LP, the largest shareholder of CoreLogic, Inc. (NYSE: CLGX), today made the following statement in response to CoreLogic’s announcement ending its strategic review process.

Jonathon S. Jacobson, Founder, CEO and Chief Investment Officer, said, “We are very disappointed that the CoreLogic management and Board have once again failed to generate value for shareholders. Coming on the heels of operational failures that cut share value by 60% little more than a year after its 2010 split from First American Corporation (NYSE: FAF), it’s clear that CoreLogic’s substantial operating upside can only be captured with a change of leadership and governance.

“We have long been CoreLogic’s largest independent shareholder, and since 2007 have provided private advice and input and patiently waited for the Company to address its admitted shortcomings and act in the interests of shareholders. The Board’s decision to abandon the strategic review process and continue business as usual is troubling in light of the Company’s long history of financial and operational missteps despite its irreplaceable, world-class assets. Shareholders should rightly question whether the failed process is a result of the current Board’s desire to maintain control rather than doing what is in the best interest of shareholders. While we agree with the Board that there is tremendous potential for value creation, current management has proven without a doubt that it is incapable of managing expenses and seizing on revenue opportunities.”

The operational and financial missteps at CoreLogic include:

  Management’s consistent inability to forecast its own performance, from failing to meet the financial projections in its very first 2010 Investor Day presentation, to constant revisions of guidance throughout 2011 and now 2012.

  Worse still, management’s inability to measure actual performance, resulting in costly mistakes in operations and capital allocation. For example, apparently unaware that it was substantially underperforming its own projections, CoreLogic spent $161 million during the second quarter of 2011 to repurchase 8.7 million shares at an average price of $18.51 (including four million from FAF, a related party, for $18.95 per share). Subsequently, after reporting that quarter’s earnings in early August, CoreLogic shares dropped to below $8/share prior to the Company commencing the strategic review process later that month.

  A dismal track record in acquisitions and dispositions, including buying in the publicly traded minority shares of majority-owned First Advantage Corporation (FADV) in November 2009 for an implied value of $1.1 billion even as FADV was falling short of its own internal projections. Within two years, FADV’s businesses were either shut down for a loss or sold at significant discounts to cost, and what is left is worth far less than what CoreLogic paid. In addition, less than a year ago, CoreLogic increased its stake in RP Data Limited, an Australian company, from 40% to 100% for A$194 million, a valuation representing approximately 9.5 times RP Data’s projected EBITDA and well in excess of RP Data’s current value.

Jacobson continued, “As much as anyone, we hope that the Company can deliver on the 2012 projections it confidently made in its earnings release. However, given its history of mismanagement, CoreLogic requires a change in leadership to meet these projections and seize the growth opportunities that have long been available to it. We look for the Board to acknowledge this reality and promptly act accordingly. To be clear, maintaining the status quo is not an option.”

About Highfields Capital Management:

Highfields Capital Management is an $11 billion value-oriented investment management firm which manages private investment funds for endowments, charitable and philanthropic foundations, pension funds and other institutional and private investors. Highfields' funds invest worldwide in public and private companies across a wide variety of industries and security types. The firm was founded in 1998 and is based in Boston, MA.